P.E. 8/1/02

1-13680

02050058

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

ASIA PULP & PAPER COMPANY LTD
(Translation of Registrant's Name Into English)

118 Pioneer Road, Singapore 639598, Republic of Singapore
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

On June 27, 2002, APP announced it would vigorously resist petition for Judicial Management Order. A copy of this is included in this Form 6-K.

On June 29, 2002, APP announced it met its June payment obligation to IBRA and IBRA had agreed to play lead role in the consensual restructuring. A copy of this press release is included in this Form 6-K.

On July 17, 2002, APP announced details of its production volumes, sales volume and average realized selling prices for its major Indonesian subsidiaries for May 2002. A copy of this press release is included in this Form 6-K.

On August 1, 2002, APP announced the completion of KPMG reporting on financial diligence and cashflow projections, that restructuring discussions progress under IBRA leadership, and that APP welcome IBRA statements regarding opposition to Judicial Management. A copy of this press release is included in this Form 6-K.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-7364) which was filed on August 1, 1997 with the Securities and Exchange Commission and was declared effective on September 2, 1997.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10284) which was filed on April 26, 1999 with the Securities and Exchange Commission and was declared effective on May 10, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-10636) which was filed on July 29, 1999 with the Securities and Exchange Commission and was declared effective on August 2, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11000) which was filed on October 13, 1999 with the Securities and Exchange Commission and was declared effective on October 13, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11258) which was filed on December 20, 1999 with the Securities and Exchange Commission and was declared effective on December 27, 1999.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11646) which was filed on March 14, 2000 with the Securities and Exchange Commission and was declared effective on March 14, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-11908) which was filed on May 4, 2000 with the Securities and Exchange Commission and was declared effective on May 4, 2000.

This Form 6-K is incorporated by reference to APP's Registration Statement on Form F-3 (File No. 333-12080) which was filed on June 2, 2000 with the Securities and Exchange Commission and was declared effective on June 2, 2000.

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD TO VIGOROUSLY RESIST PETITION FOR JUDICIAL MANAGEMENT ORDER

Singapore, June 27, 2002—Asia Pulp & Paper Company Ltd ("*APP*") confirmed today that a petition had been filed against it in the High Court of the Republic of Singapore on June 23, 2002 to place APP under judicial management under the applicable provisions of the Singapore Companies Act (Chapter 50). The petition for the appointment of judicial managers was filed on behalf of Deutsche Bank AG and BNP Paribas and is currently scheduled to be heard by the High Court of the Republic of Singapore at 10a.m. on July11, 2002.

APP intends fully and vigorously to resist the petition and ultimately to succeed in enhancing value for all stakeholders. The appointment of judicial managers is inconsistent with the consensual debt restructuring process and puts stakeholders at risk of loss, which may be material. The actions of the petitioners have put the interests of many others, including other financial creditors, suppliers, customers and employees, who support the consensual restructuring, in peril. Nevertheless, APP will seek to continue to strive for an effective and sensible solution with respect to its debt obligations, through a consensual, out-of-court, restructuring process.

APP has considered the contents of the petition and takes issue with a number of allegations made therein, including with respect to the manner in which the consensual debt restructuring process was initiated and has developed. APP plans to respond swiftly and comprehensively to the petition and has instructed its legal advisers accordingly. Specifically, the petitioners appear to justify their actions on the basis of the apparent lack of progress in the debt restructuring discussions. This fails to recognize the sheer size of the creditor group, the number of APP companies, the overall complexity of the restructuring and, importantly, that significant progress has been made in the context of the restructuring discussions. Further, there are complex inter-creditor tensions and conflicts which have the unfortunate, through real, effect of complicating and lengthening restructuring discussions.

Deutsche Bank AG, a petitioner, is a member of the Umbrella Steering Committee formed for the sole purpose of reaching an agreed, consensual, out-of-court, debt restructuring between APP and its financial creditors. As a member of the committee, Deutsche Bank AG has been receiving, over a period of approximately 14 months, information from APP, much of which is confidential, solely for the purpose of reaching a consensual, out-of-court restructuring. APP is surprised that Deutsche Bank AG chose not to step down from the committee prior to taking hostile legal action against APP.

Commenting on the filing of the petition, Teguh Wijaya, Chief Executive Officer, APP, said:

" The legal action in Singapore runs contrary to everything we have been trying to achieve in the consensual debt restructuring process and needlessly creates significant economic risks for all stakeholders. APP is certain that a consensual, out-of-court debt restructuring offers the best solution for all stakeholders, including financial creditors, employees, suppliers, customers and shareholders. APP intends to continue with the consensual process and I want to assure all APP employees, suppliers, customers and others who have supported APP, and who continue to support us, that we will vigorously resist the petition so as to enhance value for all stakeholders."

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

APP GROUP MEETS JUNE PAYMENT OBLIGATION TO IBRA. IBRA AGREES TO PLAY LEAD ROLE IN CONSENSUAL RESTRUCTURING

Singapore, June 29, 2002—Asia Pulp & Paper Company Ltd ("*APP*") confirmed today that a payment of US$90 million was made on June 28, 2002 by its Indonesian operations under the terms of the agreement entered into between the Sinar Mas Group (including APP companies) and The Indonesian Bank Restructuring Agency (IBRA). This payment reduces the amount of debt owing to IBRA which is secured by assets of APP's Indonesian operations (among other assets). The Sinar Mas Group (including APP companies) has a debt obligation of approximately US$1.2 billion to IBRA, of which 20%, or approximately US$240 million was due and payable by June 30, 2002. In addition to the payment made by the Indonesian operations of APP, the Sinar Mas Group, through the Widjaja family, has settled the balance of this installment of the outstandings due to IBRA with assets previously pledged by the Sinar Mas Group to IBRA, not being assets of APP Group.

As part of the arrangements concluded between the Sinar Mas Group (including APP companies) and IBRA on June 28, 2002, IBRA was granted a pledge of the shares in 3 Indonesian subsidiaries, Indah Kiat, Tjiwi Kimia and Pindo Deli. The granting of these pledges was a term of the original agreement reached between IBRA and the Sinar Mas Group (including APP companies) in early 2001 and this term will now be implemented.

IBRA has agreed to take a leading and proactive role in the consensual debt restructuring discussions currently under way between the Indonesian operations of APP and its creditors. IBRA's agreement to play a leading role in the restructuring is intended to facilitate accelerated discussions with the objective of agreeing the basic commercial terms of the consensual debt restructuring. This is fully consistent with APP's desire, and requests repeatedly made to creditors, that details regarding the terms of the debt restructuring be discussed and agreed as soon as possible. IBRA and APP recognise the importance of this consensual debt restructuring which, if not reached, may result in those APP entities with debt obligations to, and assets pledged with, IBRA concluding a final consensual debt restructuring in a bilateral arrangement with IBRA.

Commenting on the arrangements with IBRA, Teguh Wijaya, Chief Executive Officer of APP, said:

"The making of the payment today to IBRA demonstrates that the Sinar Mas Group (including APP companies) are dedicated to settling their respective debt obligations to, and assets pledged with, all creditors as soon as possible. We understand the absolute necessity, and the importance for Indonesia, that IBRA receives timely payment of amounts due to it under the settlement between the Sinar Mas Group (including APP companies) and IBRA. This is in everybody's interests as The Republic of Indonesia continues to make significant strides in tackling the enormous financial issues which it faces. Our hope is that we will work together in addressing our current debt problems and ultimately enhance value for all concerned, including the many thousands of Indonesians who are employed by the APP group."

Mr. Wijaya added:

"I am delighted that IBRA has agreed to play a leading and proactive role in our debt restructuring discussions. I have always been of the view that our debt restructuring discussions would receive an enormous boost if a significant creditor(s) agrees to play a proactive role and attempt to provide leadership, as in the case of the restructuring of our debt in China, to what is a very large and diverse group of creditors. Hopefully, this will improve and enhance creditor organization so that we can be successful in agreeing basic restructuring terms as soon as possible and thereby enhance value for all stakeholders."

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Telephone: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

ASIA PULP & PAPER COMPANY LTD ANNOUNCES DETAILS OF ITS PRODUCTION VOLUMES, SALES VOLUME AND AVERAGE REALIZED SELLING PRICES FOR ITS MAJOR INDONESIAN SUBSIDIARIES FOR MAY 2002

Singapore, July 17, 2002—Asia Pulp & Paper Company Ltd ("***APP***") today announced production, sales volume and operating data for PT Indah Kiat Pulp and Paper Tbk ("***Indah Kiat***"), PT Pabrik Kertas Tjiwi Kimia Tbk ("***Tjiwi Kimia***"), PT Pindo Deli Pulp and Paper Mills ("***Pindo Deli***") and PT Lontar Papyrus Pulp and Paper Industry ("***Lontar Papyrus***") (collectively, the "***Indonesian Subsidiaries***") for May 2002.

* * * * *

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR MAY 2002

The operating data APP is releasing today is preliminary only and is subject to changes, some of which may be significant. Therefore, you should not place undue reliance on the operating information set forth in this press release.

The tables below set forth the preliminary production volumes, sales volumes and average realized selling prices for APP's Indonesian Subsidiaries.

PRODUCTION VOLUMES
(in thousands of tonnes)

			2001				2002		
	2000	2001	1Q	2Q	3Q	4Q	1Q	April	May
Indah Kiat:									
Pulp	1,777	1,797	469	420	447	462	443	151	159
Paper	616	589	139	154	146	149	152	53	51
Packaging	1,258	979	182	248	267	283	310	100	107
Tjiwi Kimia:									
Paper	949	857	175	221	231	231	237	79	80
Stationery	155	183	45	58	37	42	51	20	18
Packaging	69	52	12	14	12	14	12	4	5
Pindo Deli:									
Paper	631	551	108	146	149	149	153	57	55
Tissue	45	42	7	9	13	13	11	4	5
Packaging	56	47	10	12	13	12	12	3	4
Lontar Papyrus:									
Pulp	572	620	153	166	139	162	160	40	58
Tissue	43	42	10	12	10	11	12	4	4

SALES VOLUMES
(in thousands of tonnes)

			2001				2002		
	2000	2001	1Q	2Q	3Q	4Q	1Q	April	May
Indah Kiat:									
Pulp	1,250	1,239	347	286	307	299	283	102	116
Paper	577	575	128	160	144	143	150	58	51
Packaging	1,091	875	201	215	218	241	284	89	94
Tjiwi Kimia:									
Paper	822	709	177	168	188	176	207	64	62
Stationery	142	163	43	66	30	24	31	17	28
Packaging	48	44	11	11	10	12	11	4	4
Pindo Deli:									
Paper	615	557	119	153	149	135	159	70	58
Tissue	47	40	9	8	11	12	12	5	4
Packaging	45	38	9	10	10	9	9	3	3
Lontar Papyrus:									
Pulp	561	581	145	157	131	148	147	39	56
Tissue	41	41	10	11	9	11	11	3	4

AVERAGE REALIZED SALES PRICES *

(US$ per tonne)

			2001				2002		
	2000200	1	1Q	2Q	3Q	4Q	1Q	April	May
Indah Kiat:									
Pulp	508	320	353	311	309	303	304	306	320
Paper	707	676	712	681	668	647	637	638	664
Packaging	448	351	389	354	355	312	343	382	382
Tjiwi Kimia:									
Paper	682	703	749	699	686	677	668	693	707
Stationery	1,298	1,072	1,152	1,038	1,079	1,019	1,010	936	936
Packaging	481	402	431	373	489	314	357	382	485
Pindo Deli:									
Paper	723	712	767	706	707	677	699	703	735
Tissue	980	968	1,044	958	965	916	921	904	937
Packaging	720	556	627	534	555	512	535	547	515
Lontar Papyrus:									
Pulp	510	311	334	303	299	310	309	308	320
Tissue	805	777	863	786	736	721	722	728	754

* The average realized selling prices described above should be reviewed in the context of the following: Until 1Q2001, the average realized sales prices comprised a substantial amount of products for which the sales prices included insurance and freight costs and a small amount of products sold on an FOB basis for which the sales prices did not include insurance and freight costs. From 2Q2001 to 4Q2001, the Indonesian Subsidiaries began to sell an increasing amount of products on an FOB basis because the Indonesian Subsidiaries had difficulties obtaining shipping services after APP declared a standstill of its debt payments in March 2001. From 1Q2002, the Indonesian Subsidiaries gradually increased the amount of products sold on a CIF basis.

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 6477-6118 Main Fax Number: (65) 6477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 6339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

APP ANNOUNCES COMPLETION OF KPMG REPORTING ON FINANCIAL DILIGENCE AND CASHFLOW PROJECTIONS. RESTRUCTURING DISCUSSIONS PROGRESS UNDER IBRA LEADERSHIP. APP WELCOMES IBRA STATEMENTS REGARDING OPPOSITION TO JUDICIAL MANAGEMENT

Singapore, August 1, 2002—Asia Pulp & Paper Company Ltd ("*APP*") confirmed today its understanding that KPMG had, on July 26, 2002, completed all of the reports that it had been engaged to prepare with respect to the consensual restructuring of APP group companies. The completed reports are: (1) phase one financial diligence reports and (2) phase two analysis, by KPMG, of cashflow projections prepared by APP companies. The 9 phase one reports, relating to the 4 main Indonesian operating companies, Purinusa, APP and others are voluminous. The phase two reports provide KPMG's analysis with respect to cashflow projections prepared by APP companies and APP looks forward to discussing these reports with KPMG and relevant creditors. The confidential reports are to be distributed to the Umbrella Steering Committee and IBRA under the provisions of strict confidentiality arrangements entered into with APP. Commenting on the release of the reports, Teguh Wijaya, Chief Executive Officer of APP said:

> "I am pleased that all the KPMG reports have been issued to IBRA and other relevant creditors. This again demonstrates our commitment to a consensual, out-of-court restructuring process. We are fully committed to accelerating debt restructuring discussions so that our target of finalizing a restructuring of the Indonesian operations by September 30 will be met."

APP also confirmed that further progress was being made in its debt restructuring discussions. Frequent meetings between the Indonesian operations of APP, IBRA and representatives of export credit agencies have been taking place. At these meetings, it was agreed that weekly working group restructuring meetings should continue, under the leadership of IBRA, with a view to meeting the September 30 restructuring plan target date.

APP also welcomed recent statements from IBRA in which IBRA categorically confirmed that it opposes the appointment of judicial managers with respect to APP. APP also noted recent announcements from IBRA, in which IBRA confirmed that it has no intention of replacing the current management of APP group companies.

Mr. Wijaya noted that:

> "As I have said in the past, the leadership provided by IBRA is a significant catalyst in the restructuring discussions. We now have an effective working group on the creditor side and a weekly meeting arrangement which will provide focus and a forum in which to engage in detailed restructuring discussions. IBRA has demonstrated tangible and meaningful support for the consensual debt restructuring process by opposing the appointment of judicial managers and through other measures. These are hugely important steps and will hopefully put these discussions on par with those in China which have been progressing very steadily."

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PULP & PAPER COMPANY LTD

By________________________________

Name: Hendrik Tee

Title: Director

Date: August 2, 2002